# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GameSquare Holdings, Inc., CIK 0001714562
CUSIP: 36468G103
Title of class of securities: Common Shares, par value of $0.0001
Address of issuer's principal executive offices: 6775 Cowboys Way, Ste. 1335, Frisco, Texas (TX), 75034
Date of event which requires filing of this statement: 05/22/2026
Filed by CIK 0001040463
Persons authorized to receive notices and communications: Jennifer Terrell, 3230 Camp Bowie Blvd., Suite 800, Fort Worth, Texas (TX), 76107, 817-509-3958

## Reporting persons
- John C. Goff (CIK 0001040463): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 4,765,498; sole dispositive power 0; shared dispositive power 4,765,498; aggregate amount beneficially owned 4,765,498 (5.1% of the class)
- Travis Goff (CIK 0001813595): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 387,135; shared voting power 0; sole dispositive power 387,135; shared dispositive power 0; aggregate amount beneficially owned 387,135 (0.4% of the class)
- John C. Goff 2010 Family Trust (CIK 0001743461): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,765,498; sole dispositive power 0; shared dispositive power 4,765,498; aggregate amount beneficially owned 4,765,498 (5.1% of the class)
- Goff Capital, Inc. (CIK 0001682344): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 221,227; sole dispositive power 0; shared dispositive power 221,227; aggregate amount beneficially owned 221,227 (0.2% of the class)
- Goff Family Investments, LP (CIK 0001813596): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 221,227; sole dispositive power 0; shared dispositive power 221,227; aggregate amount beneficially owned 221,227 (0.2% of the class)
- JCG 2016 Management, LLC (CIK 0001687041): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,544,271; sole dispositive power 0; shared dispositive power 4,544,271; aggregate amount beneficially owned 4,544,271 (4.8% of the class)
- JCG 2016 Holdings, LP (CIK 0001687040): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,544,271; sole dispositive power 0; shared dispositive power 4,544,271; aggregate amount beneficially owned 4,544,271 (4.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value of $0.0001
Name of issuer: GameSquare Holdings, Inc.
Address of issuer's principal executive offices: 6775 Cowboys Way, Ste. 1335, Frisco, Texas (TX), 75034
Comment: This Amendment No. 6 ("Amendment No. 6") is being filed by Goff Family Investments, LP ("Family Investments"), Goff Capital, Inc. ("Goff Capital"), John C. Goff 2010 Family Trust ("Goff Family Trust"), JCG 2016 Holdings, LP ("Holdings"), JCG 2016 Management, LLC ("Holdings GP"), Travis Goff and John C. Goff (each a "Reporting Person" and, collectively, the "Reporting Persons"), and amends and supplements the statement on Schedule 13D filed on April 20, 2023 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D, filed on October 23, 2023, Amendment No. 2 to the Original Schedule 13D, filed on March 11, 2024, Amendment No. 3 to the Original Schedule 13D, filed on August 30, 2024, Amendment No. 4 to the Original Schedule 13D, filed on March 11, 2025, and Amendment No. 5 to the Original Schedule 13D, filed on August 22, 2025 (the "Prior Amendments" and, together with the Original 13D and this Amendment No. 6 , this "Schedule 13D") relating to the common shares, par value of $0.0001 (the "Common Shares"), of GameSquare Holdings, Inc. (the "Issuer"). This Amendment No. 6 is being filed to report that Goff Jones Strategic Partners, LLC ("Goff Jones") no longer beneficially owns any Common Shares or warrants exercisable for Common Shares solely as a result of a pro-rata distribution (the "Distribution") made by Goff Jones of such securities previously held by it to its members, including Holdings, on May 22, 2026. As a result of the Distribution, beginning with this Amendment No. 6, Goff Jones will no longer be a reporting person in the Schedule 13D. None of the Reporting Persons have sold any of the securities of the Issuer, and the Distribution did not change any Reporting Person's pecuniary interest (if any) in any of the securities reported on this Schedule 13D. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Original Schedule 13D, as amended by the Prior Amendments. All capitalized terms used in this Amendment No. 6 and not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D, as amended by the Prior Amendments.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Family Investments, John C. Goff, Travis Goff, Holdings GP, Holdings, Goff Capital, Goff Family Trust
Residence or business address: 3230 Camp Bowie Blvd. Suite 800, Fort Worth, TX 76107
Present principal occupation or employment: The principal business of John C. Goff is investing in and managing securities and real estate assets. The principal business of Travis Goff is serving as an executive of investment companies.
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship:
Item 2(f) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Each of the Reporting Persons, except Family Investments, John C. Goff and Travis Goff, is organized under the laws of the State of Texas. Family Investments is organized under the laws of the State of Delaware. John C. Goff and Travis Goff are citizens of the United States.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following information at the end of Item 4:
On May 22, 2026, Goff Jones effected the Distribution, without payment of consideration by Goff Jones' members. As a result of the Distribution, Goff Jones no longer beneficially owns any Common Shares. None of the Reporting Persons have sold any of the securities of the Issuer, and the Distribution did not change any Reporting Person's pecuniary interest (if any) in any of the securities reported on this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - 5(b) of the Schedule 13D is hereby amended and restated to read as follows:

The response of the Reporting Persons to rows 7 through 13 on the cover pages of this Schedule 13D are incorporated by reference herein.

Holdings is the record holder of 4,102,505 Common Shares and 441,766 warrants which are currently exercisable for Common Shares, which represents approximately 4.8% of Common Shares outstanding, based on 93,696,723 Common Shares of the Issuer outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2026. Travis Goff is the record holder of 250,429 Common Shares, 131,311 options which are currently exercisable for Common Shares, and 5,395 warrants which are currently exercisable for Common Shares, which represents approximately 0.4% of Common Shares outstanding. Family Investments is the record holder of 221,227 Common Shares, which represents approximately 0.2% of Common Shares outstanding. Goff Capital, as general partner to Family Investments, may be deemed to beneficially own the securities held of record by Family Investments. Holdings GP, as general partner to Holdings, may be deemed to beneficially own the securities held of record by Holdings. Goff Family Trust is the sole shareholder of Goff Capital and Holdings GP and may be deemed to beneficially own the securities held of record by Holdings and Family Investments. John C. Goff is the sole trustee of the Goff Family Trust, and consequently, he may be deemed to beneficially own the securities held of record by Holdings and Family Investments. Each of Holdings, Travis Goff, Family Investments, Goff Capital, Holdings GP, Goff Family Trust and John C. Goff disclaims beneficial ownership of all such securities except to the extent of his, her or its pecuniary interest therein, if any.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Item 5(e) of the Schedule 13D is hereby amended and supplemented by adding the following information: On May 22, 2026, solely as a result of the Distribution, Goff Jones ceased to be the beneficial owner of more than five perent of the Common Shares.

## Signatures
- John C. Goff: /s/ John C. Goff, Individual (05/26/2026)
- Travis Goff: /s/ Travis Goff, Individual (05/26/2026)
- John C. Goff 2010 Family Trust: /s/ John C. Goff, Sole Trustee (05/26/2026)
- Goff Capital, Inc.: /s/ John C. Goff, Chief Executive Officer (05/26/2026)
- Goff Family Investments, LP: /s/ John C. Goff, Chief Executive Officer, Goff Capital, Inc., as General Partner (05/26/2026)
- JCG 2016 Management, LLC: /s/ John C. Goff, Chief Executive Officer (05/26/2026)
- JCG 2016 Holdings, LP: /s/ John C. Goff, Chief Executive Officer, JCG 2016 Management, LLC, as General Partner (05/26/2026)